Filed by: AMIS Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

Filed below is a Q&A provided by AMI Semiconductor Corporation on its internal website on January 25, 2008 regarding ON Semiconductor Corporation’s (“ON”) proposed acquisition of AMIS Holdings, Inc. (“AMIS”).

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON and AMIS and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Frequently Asked Questions

Question #236: added 15-Jan-2008 08:38 MST

Question:

Mary Vagner, the Superintendent of School District 25, sent a memo to all of the district staff yesterday (Jan. 14) where she quoted Chris King who provided a very positive outlook for continued operations in Pocatello after ON acquires AMIS, including statements that significant senior staff will remain in Pocatello. Why are all of the responses in this Q&A so neutral/negative? Can the text of Chris’ discussion with SD 25 be provided to AMIS employees?

Answer:

We do not think what Chris said is significantly different than the way the questions have been answered. The following is a copy of what Mary Vagner e-mailed to her staff regarding the pending ON Semiconductor acquisition of AMI Semiconductor:

“Dear Staff:

I wanted to update you as to a few items. Just before the holiday break I spoke to Christine King, CEO for AMIS. She wanted to assure us that with the sale of AMIS to ON Semiconductor, there is to remain a strong presence of the company in Pocatello. She also said that some senior management will remain in Pocatello. In addition, she said that the plan for merger is yet to be developed and that she would remain in contact with us over time. …”

Hope you have a good Tuesday.

Sincerely,

Mary Vagner
Mary M. Vagner
Pocatello/Chubbuck School District No. 25
Superintendent”

Question #231: added 14-Jan-2008 15:49 MST

Question:

Will we get an opportunity to rollover 401(k) to non-Vanguard IRA with more investment choices?

Answer:

While discussions and planning are still underway, and a final decision has not yet been made, it is likely that the AMI Semiconductor Retirement Investment Plan (401(k) plan) will be rolled over into the ON Semiconductor plan. This would not trigger a distributable event, so active employees would not be able to take a cash distribution out of the plan or rollover to an IRA. At this moment, we do not know what funds the ON Semiconductor plan has available.

Question #238: added 15-Jan-2008 15:42 MST

Question:

The Gresham fab does not have ion implanters on site? How can power ICs be fabricated at that facility as they require 17 or more implants?

Answer:

Several years ago the Gresham facility established a robust subcontract relationship with a nearby Ion Implant facility who continues to provide this service today.

Question #242: added 16-Jan-2008 21:14 MST

Question:

How many employees/management have lost their jobs as a result of the transaction so far?

Answer:

As of this posting, no employees or management have lost their jobs as a result of the announced merger.

Question #235: added 15-Jan-2008 07:48 MST

Question:

Will there be another offering period in the ESPP after the February purchase? Does ON Semiconductor offer ESSP?

Answer:

It is unlikely there will be an additional ESPP offering following the February 2008 purchase date due to the timing of the planned acquisition.

ON Semiconductor does have an ESSP plan in some countries. If the ESPP plan is offered in your home country, you would have the opportunity to participate at the first enrollment period following the close of the merger.

Question #246: by Craig Hudson added 21-Jan-2008 09:38 MST

Question:

Merit pay increases normally occur during the second quarter. How will this be handled? Will ON Semiconductor have to approve the increase, or will we have to wait until the deal closes?

Answer:

We are doing the work to be prepared for merit pay increases. Whether or not the increases will be implemented as an independent AMI business or as a combined ON Semiconductor business has not yet been determined. Timing and other items are still under consideration and we expect to communicate the plan related to merit increases by the end of February.

Question #251: added 23-Jan-2008 09:40 MST

Question:

Will the AMIS scholarship program continue and will new scholarships be awarded this spring?

Answer:

We are not initiating new scholarships this spring, due to the acquisition. Once the deal has closed, details of ON Semiconductor’s programs will be announced, and if a scholarship program is available, employees will be informed.